Exhibit 99.9

CERTIFICATE OF QUALIFIED PERSON

I, John Cunning, P.Eng., am employed as a Principal and Geotechnical Engineer with Golder Associates Ltd., with a business address at Suite 200 - 2920 Virtual Way, Vancouver, BC, V5M 0C4.

This certificate applies to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015 (the “technical report”).

I am a member of the Association of Professional Engineers and Geoscientists of the Northwest Territories and Nunavut (Licensee L1870) and the Association of Professional Engineers and Geoscientists of British Columbia (Member 22325). I graduated from the University of Alberta with a Bachelor degree in Civil Engineering in 1991 and a Master’s degree in Geotechnical Engineering in 1994.

I have practiced my profession continuously since 1994. My relevant experience includes project management, engineering, and construction of mineral projects in the Northwest Territories, Nunavut and British Columbia, Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 - Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Ekati Operation between January 20 and 23, 2014.

I am responsible for portions of Sections 2.1, 2.2, 2.3; Section 16.4.8; Sections 21.1.11, 21.1.14, 21.3; Sections 25.15, 25.18.1; Section 26, and Section 27 and all of Sections 21.1.3, 21.1.5, 21.1.7, and 21.1.9 of the technical report.

I am independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have not previously authored a technical report on the Ekati Operation. I have been involved with the Ekati Operation since May 2013 during which time I participated in the Jay project pre-feasibility study.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated March 12, 2015.

“Signed and Sealed’
John Cunning, P.Eng.

Golder Associates Ltd.
Suite 200 - 2920 Virtual Way, Vancouver, BC, V5M 0C4
Tel: +1 (604) 296 4200 Fax: +1 (604) 298 5253 www.golder.com
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